Exhibit 99.1

Travelan® Revenue Grows Significantly in US and Australia

Key Highlights:

●	Immuron’s flag-ship product Travelan® reports revenue in excess of AUS$914K for first 6 months of FY2018

●	Travelan® US experienced a 250% increase in sales year over year reaching AU$335,000

●	Travelan® Australia experienced a 27% increase in sales year over year reaching AU$579,000

Melbourne, Australia, February 16, 2018: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of many gut mediated diseases, is pleased to announce its half year sales results of its commercially available and over-the-counter gastrointestinal and digestive health supplement Travelan®.

Travelan® experienced strong sales growth in both the U.S. and Australian markets throughout the first half of the 2018 financial year, reporting AU$335,000 in sales in the U.S. market, representing a 250% increase on the same period last year; and AU$579,000 in sales in the Australian market, representing a 27% increase on the same period last year.

Immuron Marketing Manager Mr David Montgomery, said:

“Key factors that have positively impacted the ongoing sales momentum include the continued focus on improving the execution of our trade marketing strategy in both the US and Australian markets.

We are anticipating that the same sales trajectory will continue for Travelan® for the remainder of the 2018 financial year to target our aim of achieving in excess of AUD$2 million in annual sales for the first time”.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.